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                                                                    Exhibit 4.13

September 26, 2001

[Employee Name
 & Address]


Dear _____________:

As you know, United Defense has achieved an enviable record of achievement since its acquisition by The Carlyle Group in October 1997. We have delivered critical developmental successes for our government in major programs such as the Bradley A3 and the Crusader; we repaid much of the 1997 acquisition debt years ahead of schedule; and the profits and cash generated by our business have consistently exceeded our projections.

At the same time, our Company faces new and difficult challenges. The corporate refinancing which we accomplished in August has created a substantial new debt burden. In the new Administration and elsewhere, influential policy makers are calling for the redirection of defense expenditures into areas in which UDLP has not participated, such as missile defense and homeland defense. We have every reason to expect that this new environment will require the continued retention, dedication, and creativity of our key personnel, if United Defense is to continue its record of success.

Accordingly, the Board of Directors has adopted a new retention incentive program for key United Defense personnel. I am pleased to inform you that you have been selected to participate in this program, which will operate as follows:

               (1) As an inducement for your continuing as a full-time, key employee of United Defense (by which we mean United Defense, L.P. and any parent, subsidiary, or affiliate entity for which you may work) until a Corporate Transaction (as defined below) is concluded, and in consideration for your so doing, United Defense hereby promises to pay you a special retention bonus (the "Bonus") in the amount of __________ dollars ($________), less applicable tax withholdings. As used in this commitment letter, a Corporate Transaction means the acquisition (i.e., whether by merger, or by stock or asset purchase) of all or substantially all of United Defense (whether accomplished at the parent level, United Defense Industries, Inc., or at the operating company level, United Defense, L.P.) by a corporate or other entity not theretofore affiliated with United Defense or its shareholders.

               (2) The Bonus will be paid as and when the owners of United Defense are paid in any Corporate Transaction. Thus, for example, in a transaction where the entire purchase price is paid on the transaction's closing date, the entire

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[Employee Name]
September 26, 2001
Page 2

         Bonus would be paid out at that time. By contrast, if the terms of the transaction were to provide that the purchase price would be paid 75% on the closing date and 25% one year later, the Bonus would be paid in like proportions on those two dates. Also, the Bonus would be fully payable regardless of any contingent or so-called earnout provisions in the Corporate Transaction. Finally, the Bonus would be paid in whatever form - cash, securities, or a mixture of the two - UDLP's owners received payment in the Corporate Transaction, except that the Bonus payment would in any event include a cash component to assist in paying applicable taxes.

The retention incentive undertaken by this letter is in addition to, and does not replace or in any way reduce, any other UDLP compensation, bonus, stock or option program, or other compensation arrangement in which you may already participate. Also, please note that this letter does not constitute an agreement or guarantee of continued employment, or employment in any particular position or capacity. It does, however, express the company's firm commitment to pay the Bonus so long as you remain continuously employed by United Defense until the completion of a Corporate Transaction.

Please accept my congratulations on your inclusion in this special and important program. We look forward to United Defense's best years which, with your help, continue to lie ahead.

                                            Sincerely,



                                            Thomas W. Rabaut
                                            President and Chief
                                            Executive Officer